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                                                      SEC File Number: 001-15617
                                                      CUSIP Number: 848506101


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                   (Check One)

          [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F
                  [x] Form 10-Q and Form 10-QSB  [ ] Form N-SAR
                        For Period Ended: March 31, 2002

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: N/A


          Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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Part I - Registrant Information
-------------------------------

           Full Name of Registrant: Spigadoro, Inc.
           Former name if applicable: IAT Multimedia Inc.__

           Address of Principal Executive Office (Street and Number):
           70 East 55th Street, 24th Floor, New York, New York 10022
           ---------------------------------------------------------




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Part II - Rules 12b-25(b) and (c)
---------------------------------

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative
--------------------

           State below in reasonable detail the reasons why the Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

           The Form 10-Q for the quarter ended March 31, 2002 could not be filed within the prescribed time period due to unforeseen difficulties arising in connection with its preparation.


Part IV - Other Information
---------------------------

(1) Name and telephone number of person to contact in regard to this notification:

           Jacob Agam              (212)                 754-4271
           -----------------------------------------------------------
           (Name)               (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file




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           such report(s) been filed? If the answer is no, identify report(s).
           [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           All numbers set forth below are stated in U.S. dollars and have been translated for convenience purposes only from the Euro, the registrant's functional currency, based upon an exchange rate of Euro
           1.1494 = U.S. $1 as of March 31, 2002.

           For the three months ended March 31, 2002, the registrant expects to incur a net loss of approximately $4.6 million on net sales of approximately $39.7 million as compared to a net loss of approximately $3.1 million on net sales of approximately $38.9 million for the comparable three month period in 2001.



                                 Spigadoro, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2002    By: /s/ Jacob Agam
                          -------------------------
                              Jacob Agam
                              Chairman of the Board










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